November 14, 2007
Via Federal Express and EDGAR
Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Solar Enertech Corp.
Amendment to Form SB-2 (Amendment No. 5)
Filed November 14, 2007
File No. 333-142310
Dear Mr. Mancuso:
On behalf of Solar Entertech Corporation (the “Company”, “Solar Enertech” or “Solar”), set forth below are the Company’s responses to the comment letters of the Staff of the Securities and Exchange Commission (the “SEC”) dated November 13, 2007, with respect to Registration Statement on Form SB-2/A the Company filed with the Securities and Exchange Commission on November 9, 2007.
For your convenience, we have repeated each of the comments set forth in the Staff’s letters and followed each comment with the Company’s response. Included with this letter is amendment number 5 (“the Amendment”) to the Registration Statement.
Our responses to the comments included in your letters are as follows:
Comment Letter No. 4
1.	Regarding the disclosure you added in response to prior comment 1:

• Because you do not have any agreements with the SEC regarding your transaction, please remove the disclosure to the contrary.

• Your disclosure continues to refer to the payment of damages with the hypothetical “if.” Since it appears that you currently are incurring damages, please revise for clarity.

Response: We have revised the disclosure on pages 5, 6 and 37 of our prospectus based on the Staff’s comment.

2.	We note your intent to file exhibits by amendment. Please be advised that we may have further comments after such amendments have been filed.

Response: We acknowledge that the Staff may have further comments on our amendment.

Interim Consolidated Financial Statements, page F-2

Note 3, Significant Accounting Policies, page F-10 Fair Value of Warrants, page F-11

3.	We note your response to prior comment 6 and we are continuing to consider that response. As such, we may have further comment in that regard.

Response: Please refer to our response to comment No. 1 of the Staff’s Comment Letter No. 5 below.
Comment Letter No. 5
1.	Please refer to prior comment 3 from our letter dated November 13, 2007 and prior comment 6 from our letter dated November 7, 2007. Based upon the terms of the warrants and your responses, please respond to the following:

	(1)	Please confirm that the implied input of 5 years into the Binomial Model is the contractual term.

Response: We confirm that the implied input of 5 years into the Binomial Model is the contractual term. This has been disclosed on page F-20 (Note 7 — Equity Transaction).

	(2)	Please also assess the probability of a “fundamental transaction” occurring over the life of the option period. If this probability is considered to be significant, then please provide us with a probability weighted approach using the results of the Black Sholes valuation and the Binomial model. Tell us why such an approach would not be more appropriate, if this probability is considered to be significant.

Response: In valuing the warrants, the Company believes the likelihood of a fundamental transaction occurring during the term of the warrants in a manner that would trigger cash settlement of the unexercised portion of the warrants, for the value derived by the Black-Scholes model, to be remote as such a transaction is not in accordance with the Company’s business plan. The provision in the warrants that if triggered could cause cash settlement requires not only that a “fundamental transaction” (generally defined as change in control transactions) occur but also that the successor entity (i.e. acquirer) be a publicly traded company that does not assume the warrant such that it is not exercisable into the successor entity’s publicly traded stock. The Company believes this would be a highly unlikely scenario in any potential transaction, particularly given the large beneficial holdings of company stock of the warrant holders who, combined with shares issuable upon conversion of the convertible notes, and officers and directors of the Company beneficially own 91 million shares or 66% of the Company stock. As a result, the Company does not believe that a blended or weighted average of the binomial and Black-Scholes models would provide a more accurate or meaningful value for the warrants to investors. Additionally, should we have used the probability weighted approach, due to the low probability of a fundamental transaction, we estimate that the net difference between the Binomial model and the probability weighted approach would be less than 5%.
In making this response to your comments, the Company acknowledges that:
(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;
(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours, SOLAR ENERTECH CORP

By: /s/ Leo Shi Young
Leo Shi Young, Chief Executive Officer

cc: Tara Harkins, Kaitlin Tillan and Eduardo Aleman (w/encls.)